Exhibit 2.1

REDEMPTION AGREEMENT
(Walker Innovation)

THIS REDEMPTION AGREEMENT (this “Agreement”), dated June 2, 2017, is entered into by and between THE UPSIDE COMMERCE GROUP, LLC, a Delaware limited liability company (the “Company”), and Walker Innovation Inc., a Delaware corporation (the “Member”). The Company and the Member are each referred to herein individually as a “Party” and collectively as the “Parties”. Capitalized terms used but not defined herein shall have the meanings provided thereto in the Second Amended and Restated Agreement of Limited Liability Company, as amended by Amendment No. 1, dated July 20, 2016 and Amendment No. 2, dated November 9, 2016 (as amended, the “Operating Agreement”).

RECITALS

A.     On December 4, 2015, Jay S. Walker (“JSW”) granted a Warrant (as amended, the “Warrant”) to the Member, pursuant to which the Member was granted the right to purchase from JSW 16,400,000 Class A Common Shares of the Company. The Member partially exercised the Warrant on November 21, 2016 by purchasing 2,500,000 Class A Common Shares, on December 5, 2016 by purchasing 1,250,000 Class A Common Shares, all of which Class A Common Shares have been sold by the Member.

B.     Simultaneously with entering into this Agreement, the Member is exercising the balance of the Warrant in full and the Member and the Company are entering into a Joinder to the Operating Agreement. As a result, the Member will own 12,650,000 Class A Common Shares of the Company (the “Redeemed Shares”) and is becoming a member of the Company.

C.     The Company desires to redeem and purchase from the Member, and the Member desires to assign and sell to the Company, all of the Redeemed Shares, in exchange for an amount equal to $1.43182745 per Redeemed Share, less 3% of such amount as reimbursement to the Company for a pro rata amount of the fees owed to a FINRA member broker-dealer for its services as placement agent (the “Broker’s Commission”) in connection with a sale of the Company’s securities, a portion of the proceeds of which are being used to effect the redemption contemplated by this Agreement, for an aggregate net payment of $17,569,239 (the “Redemption Payment”).

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

AGREEMENT

1.     Redemption of Redeemed Shares. Effective upon their issuance, the Company hereby redeems and purchases from the Member, and the Member hereby assigns, sells, transfers, conveys and releases to the Company, all of the Member’s right, title and interest in and to the Redeemed Shares, free and clear of any claims, pledges, liens or encumbrances of any nature.

2.     Purchase Price. On the date hereof, in full consideration for the redemption of the Redeemed Shares, the Company shall pay the Redemption Payment to the Member in United States Dollars via wire transfer of immediately available funds to the following account designated by the Member:

Account Name:	Walker Innovation Inc.
2 High Ridge Park Stamford, CT 06905
Bank Name:	JP Morgan Chase
4 Chase Metrotech Center, FL 14 Brooklyn NY 11245-0001
Bank Telephone:	718-242-5071
Account Number:	535888882
ABA Number:	021000021
Account Type: Swift Code:	Commercial Checking CHASUS33

3.     Withdrawal as Member. Effective upon receipt of the Redemption Payment, the Member withdraws, and the Company accepts the Member’s withdrawal, as a member of the Company.

4.     Representations and Warranties. To induce the Company to enter into this Agreement, the Member hereby represents and warrants to the Company as follows: (a) the Redeemed Shares will constitute the Member’s entire right, title and interest in and to the Company and the Member does not own any Shares in the Company other than the Redeemed Shares; (b) upon issuance, the Member will be the sole owner of the Redeemed Shares, free and clear of any claims, pledges, liens or encumbrances of any nature; (c) the Member has sufficient knowledge of the financial condition, results of operations, business, property, management and prospects of the Company sufficient to enable the Member to evaluate the redemption contemplated by this Agreement and (d) the execution, delivery and performance of this Agreement by the Member does not contravene its Certificate of Incorporation, Bylaws or any law or regulation to which the Member is subject and does not require the consent, approval, authorization, order, registration or qualification of or with any court or arbitrator or governmental or regulatory authority or the Member’s shareholders, other than any such consents, approvals, authorizations, orders, registrations or qualifications that have already been obtained or which would not have a material adverse effect on the Member’s performance of its obligations hereunder. The Company hereby represents and warrants to the Member as follows: (a) the Company has engaged in a process to raise capital, which process has included the engagement of a FINRA member broker-dealer as its placement agent; (b) following extensive marketing efforts, the Board of Managers of the Company has concluded that it is in the best interest of the Company for the Company to issue shares of its Class B Common Stock for a price of $1.43182745 per share; (c) the cash portion of the fees to be paid to such broker-dealer for its service as placement agent are 3.0% of the proceeds of the sale of the Class B Common Stock; (d) simultaneous with the redemption contemplated by this Agreement, the Company is redeeming all of the Common Stock held by Red Ventures, LLC at the same effective net price per share (i.e., net of a 3% reimbursement of the Broker’s Commission) as is being paid to the Member pursuant to this Agreement; (e) the execution, delivery and performance of this Agreement by the Company does not contravene the Operating Agreement or any law or regulation to which the Company is subject and does not require the consent, approval, authorization, order, registration or qualification of or with any court or arbitrator or governmental or regulatory authority or the Company’s shareholders, other than any such consents, approvals, authorizations, orders, registrations or qualifications that have already been obtained or which would not have a material adverse effect on the Company’s performance of its obligations hereunder; (f) the Company is not currently in the process of preparing for an IPO (as such term is used in Section 9.8 and defined in Section 15.1 of the Operating Agreement) and does not currently intend to consummate an IPO in the three-month period commencing on the date hereof; and (g) attached hereto as Schedule 4(g) are the following financial statements (collectively, the “Financial Statements”): (i) an unaudited consolidated balance sheet and statement of operations, statement of member’s equity, and statement of cash flow as of and for the fiscal year ending December 31, 2016 for the Company and its Subsidiary and (ii) an unaudited consolidated balance sheet and income statement and cash flow statement as of and for the quarter ending March 31, 2017 for the Company and its Subsidiary, which Financial Statements present fairly the financial condition of the Company and its Subsidiary as of such dates and the results of operations of the Company and its Subsidiary for such periods, subject to normal year-end adjustments.

5.     Indemnification. Each Party hereto shall indemnify, defend and hold the other, and each of its respective members, stockholders, managers, directors, officers, employees, agents and representatives (collectively, the “Indemnified Parties”), harmless from and against any and all claims, causes of actions, lawsuits, liabilities and expenses (including court costs and reasonable attorneys’ fees) arising out of or related to any breach of the representations and warranties in Section 4 of this Agreement.

6.     Release. Effective as of the receipt of the Redemption Payment, each Party hereto waives, releases, covenants not to sue and forever discharges the other Party, and each of its respective members, stockholders, managers, directors, officers, employees, agents and representatives (collectively, “Related Parties”) from any and all claims, whether at common law, equity or pursuant to a statute or an agreement, known or unknown, of any kind whatsoever that it has or may have against the other (including such Related Parties) (or any of them) relating to or arising out of (a) the Member’s ownership of the Redeemed Shares, (b) the Member’s rights under the Operating Agreement and (c) any agreement or right the Member may have with respect to the right or option to own or be issued any Shares or other equity in the Company or The Upside Travel Company, LLC. Notwithstanding the foregoing, neither Party releases the other Party from any obligations arising pursuant to this Agreement.

7.     Further Assurances. Each Party shall, and shall cause its respective affiliates to, execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may reasonably be required to carry out the provisions hereof and give effect to the transactions contemplated hereby.

8.     Headings; Severability. Section and other headings contained in this Agreement are for reference purposes only and are not intended to describe, interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof. Each provision of this Agreement is intended to be severable. If any term or provision hereof is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the legality or validity of the remainder of this Agreement.

9.     Entire Agreement; Amendment and Waiver. This Agreement constitutes the sole and entire agreement of the Parties with respect to the subject matter contained herein and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter. This Agreement may be amended, modified or supplemented only by an agreement in writing signed by each Party. No waiver by any Party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the Party so waiving.

10.     Controlling Law. Delaware law (without regard to any jurisdiction’s conflict-of-laws principles) exclusively governs all matters based upon, arising out of or relating in any way to this Agreement, including, without limitation, all disputes, claims or causes of action arising out of or relating to this Agreement as well as the interpretation, construction, performance and enforcement of this Agreement.

11.     Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Company and the Member have executed this Redemption Agreement as of the date first set forth above.

THE COMPANY:

THE UPSIDE COMMERCE GROUP, LLC

By:     /s/ Jay S. Walker

Jay S. Walker

Chief Executive Officer

THE MEMBER:

WALKER INNOVATION, INC.

By:          /s/ Jonathan A. Siegel

Name:   Jonathan A. Siegel

Title:     Chief Executive Officer